Exhibit 99.1

Unit 100 - 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada Telephone: (604) 272-4118 OTCBB: “CCCFF” Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. – Final Distribution On Shares

RICHMOND, BRITISH COLUMBIA – July 30, 2012 – Chai-Na-Ta Corp. (the “Corporation”) (OTCBB: “CCCFF”), announced that following payments of the Corporation’s liabilities, Cdn$10,166,560 remains for distribution to shareholders of the Corporation. This results in a final distribution of Cdn$0.293 per common share, based on a total of 34,698,157 common shares outstanding.

The Corporation has appointed Computershare Investor Services Inc. (“Computershare”) as its paying agent to distribute the final payment to shareholders. Computershare will send out letter of transmittal to shareholders on August 3, 2012 and will make pro rata distribution to shareholders upon surrender of their share certificates.

This news release contains forward-looking statements that reflect the Corporation’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Corporation’s periodic filings, Annual Financial Statements, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118
E-mail: wilmanw@chainata.com
Website: www.chainata.com